Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES OVERNIGHT MARKETED OFFERING

Toronto, ON – March 25, 2020. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) announces that the Company is undertaking an overnight marketed public offering of common shares (the “Offered Shares”) of the Company for minimum gross proceeds of US$4.0 million (the “Offering”).

The Offering is expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Cantor Fitzgerald Canada Corporation (“CFCC”), as sole bookrunner and co-lead underwriter on behalf of itself and a syndicate of underwriters (collectively, the “Underwriters”). The Offering will be made in the United States through CFCC’s U.S. affiliate, Cantor Fitzgerald & Co. The price and number of Offered Shares to be sold will be determined in the course of marketing and there can be no assurance as to whether or when the Offering will be completed.

In addition, Denison will grant the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of Offered Shares sold in the Offering for up to 30 days after the closing, on the same terms and conditions as the Offering.

The Company will pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering.

The Offered Shares will be offered by way of a short form prospectus in all provinces of Canada (other than Quebec), and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10 relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Offered Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

The Offering is expected to close on or about April 9, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including, but not limited to, the approval of the Toronto Stock Exchange and the NYSE American stock exchange.  Proceeds of the Offering are anticipated to be used to fund Denison’s business activities planned for the remainder of 2020 and into 2021, as well as for general working capital purposes, as more fully described in the preliminary short form prospectus.

The preliminary short form prospectus is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Offering may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison’s Athabasca Basin exploration portfolio consists of numerous projects covering approximately 280,000 hectares. The Company's flagship project is the 90% owned Wheeler River Uranium Project. Denison’s interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.57% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the Offering, and the proposed terms and completion thereof; the proposed use of proceeds of the Offering, assuming its completion; evaluation and development plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Offering on the terms herein described or at all, which could have significant impacts on Denison and its ability to continue as a going concern. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’. These factors are not, and should not, be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.